EX-99.77C VOTES 3 ex77c.htm SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

ATTACHMENT to N-SAR Sub-Item 77C

On June 28, 2012, the Company held its annual meeting of stockholders where the following matters were approved by stockholders. As of the record date of May 11,2012 (the “Record Date”), the Company had 10,372,420 outstanding shares of common stock, each of which was entitled to cast one vote. Represented in person or by proxy at this Meeting were a total of 8,562,547 shares of common stock, constituting a quorum.

(i)
The election of Kevin S. McCarthy and William L. Thacker as Class III directors, each to serve for a term of three years until the Company’s 2015 annual meeting of stockholders and until his successor is duly elected and qualified.

The election of each of Mr. McCarthy and Mr. Thacker as a Class III Director requires the affirmative vote of the holders of a majority of shares of the Company’s common stock outstanding as of the Record Date. For the purposes of determining whether the majority of the votes entitled to be cast by the common stockholders has elected a nominee, each common share is entitled to one vote.

a. In the election of Mr. McCarthy, 8,356,898 shares were cast in favor, and 205,649 withheld authority.

b. In the election of Mr. Thacker, 8,433,736 shares were cast in favor, and 128,811 shares withheld authority.

As a result of the vote on this matter, Kevin S. McCarthy and William L. Thacker were each elected to serve as directors of the Company for a 3-year term.

Albert L. Richey and Robert V. Sinnott continued as directors, and their terms expire on the date of the 2013 annual meeting of stockholders. William R. Cordes and Barry R. Pearl continued as directors, and their terms expire on the date of the 2014 annual meeting of stockholders.

(ii)	The ratification of PricewaterhouseCoopers LLP as the Company’s independent registered public accounting firm for its fiscal year ending November 30, 2012.

The approval of this proposal required the affirmative vote of a majority of the votes cast by the holders of the Company’s common stock outstanding as of the Record Date. With respect to this proposal, 8,391,844 shares of common stock voted in favor, 121,865 shares of common stock voted against, 48,835 shares of common stock abstained, and there were no broker non-votes.

As a result of the vote on this matter, the proposal has been approved.

(iii)
The approval of a proposal to authorize the Company to sell shares of its common stock at a price below net asset value per share, effective for a period expiring on the date of the Company’s 2013 annual meeting of stockholders.

The approval of this proposal requires both of the following:

a. The affirmative vote of a majority of all common stockholders on the records of the Company’s transfer agent as of the Record Date, which may not reflect the underlying beneficial owners. With respect to this requirement, 11 holders of common stock voted in favor, no holders of common stock voted against, 1 holder of common stock abstained, and there were no broker non-votes out of 12 total common stock holders.

b. The affirmative vote of a majority of the votes cast by the holders of the Company’s common stock outstanding as of the Record Date. With respect to this requirement, 2,823,518 shares were cast in favor, 970,316 shares were cast against, 68,110 shares abstained, and there were 4,700,603 broker non-votes.

As a result of the vote on this matter, the proposal has been approved.

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